EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) of IDT Corporation (the “Company”) for the registration of 2,500,000 shares of the Company’s Class B common stock, par value $.01 per share, of our report dated October 7, 2005 with respect to the consolidated financial statements and schedule of the Company included in its Annual Report on Form 10-K for the year ended July 31, 2005, the Company’s management assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Company, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
ERNST & YOUNG LLP

New York, New York

December 15, 2005